GAMCO GLOBAL SERIES FUNDS, INC.
 Exhibit 77I
The Gabelli Global Rising Income and Dividend Fund (the "Fund") effected a 1-for-5 reverse stock split on August 9, 2013, as approved by the Board of Directors. The net asset value of each share class of the Fund increased proportionately.